DEUTSCHE BANK AKTIENGESELLSCHAFT

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Kevin W. Vaughn, Accounting Branch Chief
Division of Corporation Finance

January 21, 2013

Re:	Deutsche Bank Aktiengesellschaft
Form 20-F for Fiscal Year Ended December 31, 2011
Filed March 20, 2012
File No. 001-15242

Ladies and Gentlemen:

We have received your letter, dated January 16, 2013, providing comments on our Form 20-F for the Fiscal Year Ended December 31, 2011.

You have requested that we respond to your letter within 10 business days. We are currently in our year-end process and will release our preliminary results for the 2012 financial year on January 31, 2013. To accommodate these competing demands we propose to respond to your letter after the publication of our preliminary results, but no later than February 13, 2013.

Should you have any questions or comments, please feel free to contact me (ph: +49(69)910-31183; e-mail: Karin.Dohm@db.com).

Deutsche Bank Aktiengesellschaft

Karin Dohm
Chief Accounting Officer - Global Head of Accounting Policy and Advisory Group